Exhibit 1

BioLineRx Accesses Second Tranche of $20 Million Under Previously Announced $40 Million
Non-Dilutive Debt Financing Agreement

-  Proceeds to be used to further accelerate uptake of APHEXDA® in stem cell mobilization, life-cycle expansion activities in sickle cell disease, and motixafortide metastatic pancreatic cancer program -

TEL AVIV, Israel, April 10, 2024– BioLineRx Ltd. (NASDAQ/TASE: BLRX), a commercial stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases, today announced that it has drawn-down the second tranche of $20 million under its previously announced $40 million non-dilutive debt financing agreement with funds and accounts managed by BlackRock.

The agreement with BlackRock EMEA Venture and Growth Lending (previously Kreos Capital) was originally announced in September 2022.

“We are very pleased to be able to access this second tranche of non-dilutive funding at terms that we believe are very favorable to our company,” stated Philip Serlin, Chief Executive Officer of BioLineRx. “These funds should allow us to meaningfully advance the commercialization of APHEXDA® in stem cell mobilization for multiple myeloma, accelerate APHEXDA life-cycle programs in sickle cell disease and other areas, and support development of motixafortide in metastatic pancreatic cancer.”

Per the terms of the original agreement, the first tranche of $10 million was made available to BioLineRx upon execution of the definitive agreement. The remaining $30 million was made available in two additional tranches of $20 million and $10 million, respectively, subject to the achievement of pre-specified milestones. The remaining tranche of $10 million may be available for drawdown through October 1, 2024.

Each tranche carries a pre-defined interest-only payment period, followed by a loan principal amortization period of up to 36 months subsequent to the interest-only period. Borrowings under the financing bear interest at a fixed rate of 9.5% per annum (~11.0%, including associated cash fees). In addition, funds and accounts managed by BlackRock are entitled to mid-to-high single-digit royalties on APHEXDA (motixafortide) sales, up to a pre-defined cap. No warrants were issued by BioLineRx in connection with this financing.

As of December 31, 2023, BioLineRx reported cash, cash equivalents, and short-term bank deposits of $43.0 million. In addition to the $20 million drawdown of the loan tranche reported herein, the company recently completed a registered direct equity offering which raised an additional $6 million.

Upcoming milestones:

Concurrent with this announcement, BioLineRx today also reiterated its expected upcoming milestones:

•	Continued commercial ramp-up of APHEXDA in the US

•	Commercial expansion in Asia with collaboration partner Gloria BioSciences

•	Initiation of bridging study by Gloria Biosciences in the second half of this year to support approval of APHEXDA in stem cell mobilization for multiple myeloma in China

•
Completion of recruitment in the Phase 1 pilot study of motixafortide for hematopoietic stem cell mobilization for gene therapies in sickle cell disease led by Washington University School of Medicine, with initial data expected in the second half of this year

•	Continued recruitment in the Chemo4MetPanc Phase 2b randomized clinical trial in first-line metastatic pancreatic cancer sponsored by Columbia University

•
Preparation activities with Gloria Biosciences on a randomized Phase 2b clinical trial evaluating motixafortide in combination with the PD-1 inhibitor zimberelimab and standard of care chemotherapy in first-line pancreatic cancer

About BioLineRx
BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a commercial stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. The company’s first approved product is APHEXDA® (motixafortide) with an indication in the U.S. for stem cell mobilization for autologous transplantation in multiple myeloma. BioLineRx is advancing a pipeline of investigational medicines for patients with sickle cell disease, pancreatic cancer, and other solid tumors. Headquartered in Israel, and with operations in the U.S., the company is driving innovative therapeutics with end-to-end expertise in development and commercialization, ensuring life-changing discoveries move beyond the bench to the bedside.

Learn more about who we are, what we do, and how we do it at www.biolinerx.com, or on Twitter and LinkedIn.

Forward Looking Statement
Various statements in this release concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," and "would," and describe opinions about future events. These include statements regarding management's expectations, beliefs and intentions regarding, among other things, the potential benefits of APHEXDA, the execution of the launch of APHEXDA and the plans and objectives of management for future operations and expectations and commercial potential of motixafortide, as well as its potential investigational uses. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of BioLineRx's preclinical studies, clinical trials, and other therapeutic candidate development efforts; BioLineRx's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether BioLineRx's collaboration partners will be able to execute on collaboration goals in a timely manner; whether the clinical trial results for APHEXDA will be predictive of real-world results; BioLineRx's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of BioLineRx's therapeutic candidates, including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients; whether access to APHEXDA is achieved in a commercially viable manner and whether APHEXDA receives adequate reimbursement from third-party payors; BioLineRx's ability to establish, operationalize and maintain corporate collaborations; BioLineRx's ability to integrate new therapeutic candidates and new personnel; the interpretation of the properties and characteristics of BioLineRx's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx's business model and strategic plans for its business and therapeutic candidates; the scope of protection BioLineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx's expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing, including any unexpected costs or delays in the  commercial launch of APHEXDA; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx's industry; statements as to the impact of the political and security situation in Israel on BioLineRx's business; the impact of any resurgence of the COVID-19 pandemic, the Russian invasion of Ukraine, the declared war by Israel against Hamas and the military campaigns against Hamas and other terrorist organizations, which may exacerbate the magnitude of the factors discussed above. These and other factors are more fully discussed in the "Risk Factors" section of BioLineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2024. In addition, any forward-looking statements represent BioLineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:

United States
John Lacey
BioLineRx
IR@biolinerx.com

Israel
Moran Meir
LifeSci Advisors, LLC
moran@lifesciadvisors.com